Exhibit 14

November 18, 2009

Mr. Robert Ross, Chairman
Audit Committee
CFS Bancorp, Inc.
707 Ridge Road
Munster, IN  46321

Dear Mr. Ross:

We appreciate your prompt response to our letter dated November 2, 2009.  However, we are disappointed that the Audit Committee (Committee) of CFS Bancorp, Inc. (Company) did not believe an investigation was merited.  We continue to believe that the Committee should thoroughly investigate Citizens Financial’s (Bank’s) apparent overstatement of its Tier 1 regulatory capital ratio by approximately $9 to $12 million each quarter since at least September 30, 2008.

Your letter states that the Committee does not believe that “a material overstatement has occurred” or that “there are material weaknesses in financial reporting” (we assume you meant material weaknesses in internal control over financial reporting).  We reject these conclusions, for the reasons noted below.

We are also unsure how the Committee could reach such conclusions so quickly, absent a thorough investigation.  We therefore restate our request that the Audit Committee undertake a thorough review of the Bank’s regulatory capital calculations, as contained in the Bank’s prior period regulatory call reports and as disclosed in the Company’s financial reports filed with the Securities and Exchange Commission (SEC).  Further, given the implications of a potential failure of the Committee’s oversight role over this important aspect of financial reporting, and its stated unwillingness to investigate this matter itself, we strongly request that the Committee engage the assistance of outside professionals to review this matter.

We Reject the Committee’s Assertion of No Material Overstatement

We reject the Committee’s assertion that “it does not believe that a material overstatement has occurred.”  The Committee provided no basis for its assertion, and we believe that under any reasonable application of accounting literature, including the literature cited in your letter (namely, SEC SAB 99 Topic 1-M), a $9 to $12 million overstatement of regulatory capital, for a Bank with approximately $100 million of regulatory capital, is material.  In our opinion, there is no more important and critical financial measurement than regulatory capital in today’s economic and regulatory environment (see numerous recent stories in the financial press over this exact topic, deferred tax assets and its effect on GAAP and regulatory capital.)  The Company’s and the Bank’s high level of non-performing assets and recent operating losses make regulatory capital ratios even more critical.

We Reject the Committee’s Assertion of No Material Weaknesses in Internal Control Over Financial Reporting

We reject the Committee’s assertion that it does not believe that “there are material weaknesses in financial reporting” because the Committee did not, by its own admission, investigate this matter thoroughly, and the Committee provided no basis for how the Bank supported its prior estimates, which as detailed in our prior letter, appear to us to be wholly unsupportable.  If a wholly unsupportable and unreasonable calculation of a material financial disclosure was able to avoid detection and correction in the normal course of financial reporting for one year or longer, as it appears to us is the case, we believe that constitutes a material weakness in internal control over financial reporting.

Without further disclosures explaining the Bank’s regulatory capital calculation, we see no way the Bank could have supported the amount of deferred tax assets it included in regulatory capital since the quarter ended September 30, 2008 (and perhaps earlier).  To justify its regulatory capital calculation, the Bank would have had to project over $20 million of taxable income within the following twelve months.  This is wholly unsupportable given the Bank’s and Company’s historical and recent operating results.  For example, in the past twelve months alone, the Bank has recorded over $15 million of net charge-offs, which are deductions from taxable income.  That high level of net charge-offs will likely lead to a net taxable loss for the Bank for the past twelve months (as well as full year 2008 and 2009), a far cry from projected taxable income of over $20 million.

If the system of internal control over financial reporting was functioning properly, we believe that level of projected taxable income would have been identified as unsupportable, the deferred tax assets included in regulatory capital would have been materially reduced and the regulatory capital ratios contained in the Bank’s call reports and the Company’s SEC filings would have been properly reduced.

We Reject the Committee’s Assertion That Management’s Certifications Are Accurate

We reject the Committee’s assertion that the certifications made by CEO Thomas Prisby and CFO Charles Cole in the Company’s Form 10-K and 10-Qs filed since at least September 30, 2008 “are deemed to be accurate.”  In each of those filings, those officers certified that “the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.”  We believe that a $9 to $12 million overstatement (or alternatively, a $7.4 million overstatement, as recorded by the Bank itself in the third quarter of 2009) of regulatory capital is material, regardless of the reason or cause, and would therefore appear to make the officer’s certifications inaccurate.  Even though the prior period GAAP financial statements are not affected by the regulatory capital calculation, it is our understanding that the SEC has made it clear that management’s certification covers other financial information (for example, regulatory capital ratios) included in those filings, not just financial statements.

Potential Restatements/Amended Filings/Public Disclosures

We reject the Committee’s assertion that the applicable accounting and financial reporting standard in this instance is to treat the recently disclosed increase in the disallowed deferred tax asset as a change in accounting estimate requiring prospective treatment, with no restatement, amendment or re-filing of prior period financial statements or call reports.  While changes in accounting estimates are treated prospectively, accounting errors and improper disclosures are not.  Given the limited flexibility allowed in the regulatory capital call report instructions for calculating disallowed deferred tax assets (specifically, the limitation of one year’s forward projected taxable income) we do not see how any reasonable projection of taxable income by the Bank could have supported the deferred tax asset it included in regulatory capital (unlike the GAAP calculation, which we acknowledge is a much more subjective process, and more subject to good faith changes in accounting estimates because it involves a much longer forward looking period than the one year period allowed in the regulatory capital calculation—this is why we have not challenged the Company’s calculation of GAAP deferred taxes).  Said differently, we believe that fixing an accounting estimate that was previously wholly unsupportable and unreasonable is not a change in estimate, it is the correction of an error.  In addition, we believe the disclosure of regulatory capital in SEC filings is a material disclosure, and errors in prior period filings should be corrected via an amendment of prior period SEC filings or at least the filing of an 8-K disclosing the error.

Based upon our experience, the Office of Thrift Supervision (OTS) may also require that the Bank’s call reports (TFRs) be restated and re-filed.  Several years ago, we made a similar allegation against a bank which we believed had overstated its regulatory capital due to improperly including deferred tax assets in its regulatory capital, and after initially denying our claims and then finally investigating our allegations, the bank admitted its error, re-filed an amended prior period call report and filed an 8-K with the SEC announcing the details of its regulatory capital overstatement and revision.

Please provide a copy of this and our prior correspondence to your internal auditors, independent registered public accounting firm and each member of the Audit Committee.

We look forward a substantive response to our concerns.

Sincerely,

/s/ Richard Lashley                                             /s/ John Palmer

Richard Lashley                                                   John Palmer
Principal                                                                Principal

cc:        Daniel T. McKee, Regional Director – Central Region, Office of Thrift Supervision